"Corporation which has not adhered to the optional system for the mandatory acquisition of shares in a public offering" CUIT 30-70496280-7

Buenos Aires, April 14, 2010.

To the
Comisión Nacional de Valores (National Securities Commission)
Dear Sirs,

Ref.: Relevant Information

                I am pleased to inform you that we have signed a contract with EVALUADORA LATINOAMERICANA S.A. for the rating of the Class II Negotiable Obligations to be issued within the framework of the Global Negotiable Obligations program, which was approved at the Ordinary shareholders’ meeting held on March 9, 2009.

Yours faithfully,

Pedro A. Richards
Attorney in fact